UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ll-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-5794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
17450 College Parkway
Livonia, Michigan 48152

MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masco Corporation Hourly 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masco Corporation Hourly 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2013.

Southfield, Michigan
June 8, 2018

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS

Investments, at fair value:
Collective trust funds	$146,600,878	$118,424,816
Mutual funds	120,025,236	105,262,920
Stock fund	2,660,440	1,887,286
Brokerage account	758,079	622,618
Total investments	270,044,633	226,197,640

Receivables:
Notes receivable from participants	20,966,793	18,255,036
Participant contributions	246,041	222
Employer contributions	4,795,460	4,713,529
Total receivables	26,008,294	22,968,787

Net assets available for benefits	$296,052,927	$249,166,427

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2017

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$33,600,079
Interest and dividend income	6,644,838
Total investment income	40,244,917

Contributions:
Participant contributions	11,682,390
Participant rollover contributions	621,023
Employer contributions	11,901,029
Total contributions	24,204,442

Interest income on notes receivable from participants	636,119
Total additions	65,085,478

DEDUCTIONS

Benefit payments	(16,497,254)
Other, net	(190,077)
Total deductions	(16,687,331)

Net increase in net assets available for benefits	48,398,147

Net transfers out of the Plan	(1,511,647)

Net assets available for benefits:

Beginning of year	249,166,427

End of year	$296,052,927

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF PLAN

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1.General. The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2.Contributions. Participants may contribute (on either a pre-tax or Roth after-tax basis) up to 75 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual retirement accounts, simplified employee pension plans, 403(b) and 457 plans or other employers' tax qualified plans. The Company makes matching and/or profit sharing employer contributions in accordance with the provisions of the Plan. These employer contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. At December 31, 2017 and 2016, employer profit sharing contributions receivable totaled $4,577,989 and $4,676,869, respectively. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, collective trust funds, stock funds and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) employer contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2017 and 2016, forfeited nonvested employer contributions totaled $277,309 and $215,730, respectively. All forfeited amounts are used in each succeeding year to reduce employer contributions.

5.Voting Rights. Each participant who has an interest in the Masco Corporation Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company ("Fidelity"), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

A.	DESCRIPTION OF PLAN (Concluded)

7.Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.

Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties. The Plan provides for various investment options in collective trust funds, mutual funds, stock funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds, stock funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition. Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. See Note D for a summary of the valuation method by type of fund.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits. Benefits are recorded when paid.

Recently Issued Accounting Pronouncements. In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update 2017-06 ("ASU 2017-06"), "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting", which changes the presentation and disclosures for plans that participate in a master trust. ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and requires retrospective application. We do not expect the adoption of this new standard to impact the Plan's financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C.	INVESTMENTS

At December 31, 2017 and 2016, the stock fund totaled $2,660,440 and $1,887,286, respectively, and was comprised of the Masco Corporation Company Stock Fund, which exclusively included Masco Corporation Common Stock.

D.	FAIR VALUE MEASUREMENTS

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Collective trust funds: Valued based on Net Asset Value ("NAV"), which approximates fair value as of December 31, 2017 and 2016. Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stock fund: Valued at the closing price as reported on the active market on which the individual securities are traded.

Brokerage account: Participant-directed investments that primarily include common stocks, mutual funds, and cash. Common stocks are valued at the closing price as reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$146,600,878	$146,600,878
Mutual funds	120,025,236	—	—	—	120,025,236
Stock fund	2,660,440	—	—	—	2,660,440
Brokerage account	758,079	—	—	—	758,079
Total assets at fair value	$123,443,755	$—	$—	$146,600,878	$270,044,633

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D.	FAIR VALUE MEASUREMENTS (Concluded)

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$118,424,816	$118,424,816
Mutual funds	105,262,920	—	—	—	105,262,920
Stock fund	1,887,286	—	—	—	1,887,286
Brokerage account	622,618	—	—	—	622,618
Total assets at fair value	$107,772,824	$—	$—	$118,424,816	$226,197,640
The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2017 and 2016. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
	2017	2016	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D	$3,041,483	$2,749,220	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	6,286,858	5,330,677	None	Daily	90 days
Fidelity® Low-Priced Stock Commingled Pool	6,965,968	4,446,808	None	Daily	90 days
FIAM Target Date 2005 Commingled Pool Class X	145,512	125,634	None	Daily	30 days
FIAM Target Date 2010 Commingled Pool Class X	1,124,099	1,069,024	None	Daily	30 days
FIAM Target Date 2015 Commingled Pool Class X	3,636,255	3,731,197	None	Daily	30 days
FIAM Target Date 2020 Commingled Pool Class X	14,005,301	12,156,528	None	Daily	30 days
FIAM Target Date 2025 Commingled Pool Class X	18,315,767	14,804,233	None	Daily	30 days
FIAM Target Date 2030 Commingled Pool Class X	22,358,525	17,740,674	None	Daily	30 days
FIAM Target Date 2035 Commingled Pool Class X	18,588,051	14,408,873	None	Daily	30 days
FIAM Target Date 2040 Commingled Pool Class X	14,312,787	11,580,473	None	Daily	30 days
FIAM Target Date 2045 Commingled Pool Class X	11,887,271	9,071,750	None	Daily	30 days
FIAM Target Date 2050 Commingled Pool Class X	7,406,075	5,838,308	None	Daily	30 days
FIAM Target Date 2055 Commingled Pool Class X	4,646,897	3,184,910	None	Daily	30 days
FIAM Target Date 2060 Commingled Pool Class X	2,181,773	1,132,708	None	Daily	30 days
FIAM Target Date Income Commingled Pool Class X	452,004	501,484	None	Daily	30 days
FIAM Core Plus Commingled Pool Class K	11,246,252	10,552,315	None	Daily	30 days
Total investments measured at NAV	$146,600,878	$118,424,816

E.	INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 31, 2014 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

F.	PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

G.	RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of collective trust funds and mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, these purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2017. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2017 and 2016, the value of the Masco Corporation Common Stock Fund was $2,660,440 and $1,887,286, respectively. For the year ended December 31, 2017, the Masco Corporation Common Stock Fund appreciated in value by $734,856 and earned interest and dividend income of $24,133.

H.	RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500

Participant loans are shown net of deemed distributions on the Form 5500.

The following is a reconciliation of net assets per the financial statements to the Form 5500:

	As of December 31,
	2017	2016
Net assets available for benefits per the financial statements	$296,052,927	$249,166,427
Less: Deemed distributions	179,568	110,361
Net assets per the Form 5500	$295,873,359	$249,056,066

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31:

2017
Net increase in net assets available for benefits per the financial statements	$48,398,147
Less: Change in deemed distributions	69,207
Net income per the Form 5500	$48,328,940

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

	Artisan Mid Cap Fund	Mutual fund
	- Institutional Class	101,949 shares		$4,229,871
	JP Morgan Mid Cap Value Fund	Mutual fund
	- Institutional Class	192,381 shares		7,749,112
	Vanguard Wellington Fund™	Mutual fund
	- Admiral™ Shares	333,525 shares		24,207,275
	Dodge & Cox Stock Fund	Mutual fund
		30,574 shares		6,225,127
	Harbor Capital Appreciation Fund	Mutual fund
	- Institutional Class	280,395 shares		19,470,642
**	Fidelity® Extended Market Index Fund	Mutual fund
	- Premium Class	9,677 shares		600,449
**	Fidelity® Institutional Money Market	Mutual fund
	Government Portfolio - Institutional Class	24,331,724 shares		24,331,724
**	Fidelity® Independence Fund - Class K	Mutual fund
		282,656 shares		10,543,080
**	Fidelity® 500 Index Fund	Mutual fund
	- Institutional Class	158,259 shares		14,789,286
**	Fidelity® 500 Index Institutional Fund	Mutual fund
	- Premium Class	1 share		45
**	Fidelity® Emerging Markets Fund - Class K	Mutual fund
		93,293 shares		3,056,281
**	Fidelity® International Index Fund	Mutual fund
	- Institutional Class	50,505 shares		2,180,844
**	Fidelity® U.S. Bond Index Fund	Mutual fund
	- Institutional Class	227,860 shares		2,640,891
	PIMCO Total Return Fund	Mutual Fund
	- Institutional Class	59 shares		609
**	Fidelity® Diversified International	Collective trust fund
	Commingled Pool	482,121 shares		6,286,858
**	Fidelity® Low-Priced Stock	Collective trust fund
	Commingled Pool	486,111 shares		6,965,968
**	FIAM Small Capitalization Core	Collective trust fund
	Commingled Pool Class D	25,529 shares		3,041,481
**	FIAM Target Date Income	Collective trust fund
	Commingled Pool Class X	32,778 shares		452,004
**	FIAM Core Plus	Collective trust fund
	Commingled Pool Class K	566,562 shares		11,246,252

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2017

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

**	FIAM Target Date 2005	Collective trust fund
	Commingled Pool Class X	9,805 shares		145,512
**	FIAM Target Date 2010	Collective trust fund
	Commingled Pool Class X	69,777 shares		1,124,099
**	FIAM Target Date 2015	Collective trust fund
	Commingled Pool Class X	221,723 shares		3,636,255
**	FIAM Target Date 2020	Collective trust fund
	Commingled Pool Class X	866,128 shares		14,005,302
**	FIAM Target Date 2025	Collective trust fund
	Commingled Pool Class X	1,085,057 shares		18,315,767
**	FIAM Target Date 2030	Collective trust fund
	Commingled Pool Class X	1,330,865 shares		22,358,525
**	FIAM Target Date 2035	Collective trust fund
	Commingled Pool Class X	1,063,390 shares		18,588,051
**	FIAM Target Date 2040	Collective trust fund
	Commingled Pool Class X	828,766 shares		14,312,787
**	FIAM Target Date 2045	Collective trust fund
	Commingled Pool Class X	684,751 shares		11,887,271
**	FIAM Target Date 2050	Collective trust fund
	Commingled Pool Class X	432,851 shares		7,406,075
**	FIAM Target Date 2055	Collective trust fund
	Commingled Pool Class X	253,237 shares		4,646,898
**	FIAM Target Date 2060	Collective trust fund
	Commingled Pool Class X	177,380 shares		2,181,773
**	Masco Corporation Company Stock Fund	Stock fund
		60,547 shares		2,660,440
	Fidelity BrokerageLink®	Brokerage account
		758,079 shares		758,079
**	Notes Receivable from Participants	Ranging 1-15 years maturity with
		Rates of Interest, 3.25% - 8.25%		20,966,793
				$291,011,426

* Historical cost information is not required on the Schedule of Assets (Held at End of Year) for participant-directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan

Date:	June 8, 2018	By:	/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Grant Thornton LLP relating to the Plan's financial statements